EXHIBIT 99.1

NextSource Materials Initiates Commissioning of Molo Graphite Mine

and Appoints ESG Expert to Senior Management Team

NEWS RELEASE – TORONTO, March 23, 2023

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) is pleased to announce that commissioning of the Company’s Molo Graphite Mine in Madagascar has been initiated and the installation of the solar and battery facility for the hybrid power plant is in progress.

The hybrid power plant consists of a thermal generation facility, which is already in operation, and a solar and battery facility, consisting of a 2.6MW solar PV facility and a 1MWh battery energy storage system. The thermal facility currently supplies all of the plant’s power requirement, and once completed, the solar and battery facility will provide up to 33% of the mine’s total electricity needs using renewable energy.

President and CEO, Craig Scherba, commented:

“Commissioning of the Molo Graphite Mine is a testament to the hard work and perseverance of our employees and contractors who have brought this project from design through to implementation in the midst of a global pandemic and shifting geopolitical landscape. That hard work has placed the Company in an enviable position as it transitions into a global graphite producer at a time when graphite consumption is increasing dramatically due to the explosive growth in demand for lithium-ion batteries.

NextSource is taking advantage of this tremendous market opportunity by creating a substantive niche for itself within the global lithium-ion battery supply chain through the commissioning of its first graphite mine and planned construction of its first Battery Anode Facility.”

Image: Molo Mine Processing Plant (left) and Thermal Facility (right)

On February 28, 2023, the Company announced its global Battery Anode Facility (BAF) expansion strategy and the results of a technical study for its first BAF (BAF1) located in Mauritius.  Mauritius was selected due to its close proximity to the Company’s Molo Graphite Mine in Madagascar and its position on strategic shipping routes to key markets. Front-end engineering and design and environmental and social impact assessment (ESIA) permitting is now in progress, and the Company is in active discussions with strategic offtake partners and debt and equity financiers who have expressed an interest in funding the BAF1 construction.

Subject to obtaining the necessary funding and completion of the ESIA process, the Company is targeting production from BAF1 in Q2 2024.

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The global expansion strategy involves the staged construction of BAFs in key global jurisdictions to satisfy OEM demand in Asia, North America, Europe and the UK.  Each BAF will be capable of producing commercial volumes of coated, spherical and purified graphite (CSPG) for lithium-ion batteries used in electric vehicle (EV) applications.

The BAF design is based on a proprietary and well-established processing technology currently supplying CSPG to major EV automotive companies.

Addition of ESG Expert to Senior Management Team

The Company is pleased to announce the addition of Dr. Markus Reichardt as Vice President of Sustainability.

Dr. Reichardt brings extensive environmental and social governance (ESG) expertise to NextSource, with over 25 years of practical, advisory and strategic experience integrating ESG into all stages of projects and investment cycles across the natural resource, agricultural and renewables sectors.  He brings extensive experience working with precious, industrial and critical battery minerals, including graphite and vanadium. Dr. Reichardt was formerly the corporate environmental manager of AngloGold Ltd. and holds a PhD in restoration ecology.

Dr. Reichardt will be responsible for the Company’s group safety, health, environment, social, climate change and quality performance policies and initiatives.

President and CEO, Craig Scherba, commented:

“Our ability to attract highly specialized individuals such as Dr. Markus Reichardt is a reflection of our growth potential and commitment to integrating the highest industry standards. Dr. Markus Reichardt will be integral to managing all our sustainability needs and I am delighted to welcome him to the burgeoning NextSource management team.”

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a battery materials development company based in Toronto, Canada that is intent on becoming a vertically integrated global supplier of battery materials through the mining and value-added processing of graphite and other minerals.

The Company’s Molo graphite project in Madagascar is one of the largest known and highest-quality projects globally, and the only one with SuperFlake® graphite. Phase 1 of the Molo mine is in the commissioning phase.

The Company is also developing a significant downstream graphite value-add business through the staged rollout of Battery Anode Facilities capable of large-scale production of coated, spheronized and purified graphite for direct delivery to battery and automotive customers, outside of existing Asian supply chains, in a fully transparent and traceable manner.

NextSource Materials is listed on the Toronto Stock Exchange (TSX) under the symbol “NEXT” and on the OTCQB under the symbol “NSRCF”.

For further information about NextSource visit our website at  www.nextsourcematerials.com or contact us at +1.416.364.4911 or email Brent Nykoliation, Executive Vice President at brent@nextsourcematerials.com or Craig Scherba, President & CEO at craig@nextsourcematerials.com.

Safe Harbour: This press release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on forward-looking information or statements. Forward looking statements and information are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “potential”, “possible” and other similar words, or statements that certain events or conditions “may”, “will”, “could”, or “should” occur. Forward-looking statements include any statements regarding, among others, timing of on-site construction including the processing plant and installation thereof, delivery and installation of the auxiliary  buildings and structures, delivery and construction of the Solar Hybrid Battery System, shipping of all plant infrastructure to site, all re-assembly and commissioning of the Molo Project, timing of construction and  completion of the Mauritius BAF and proposed timing of future locations of additional BAFs, timing and completion of front-end engineering and design and ESIA permitting, the economic results of the BAF Technical Study including capital costs estimates, operating costs estimates, payback, NPV, IRR, production, sales pricing and working capital estimates, the construction and potential expansion of the BAFs, expansion plans, as well as the Company’s intent on becoming a fully integrated global supplier of critical battery and technology materials. These statements are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release.  No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether because of new information, future events or otherwise, except as may be required by applicable securities laws. Although the forward-looking statements contained in this news release are based on what management believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with them. These forward-looking statements are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this news release.

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